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                              Filed by American International Group, Inc.
                              Pursuant Rule 425 under the Securities Act of 1933

                              Subject Company : HSB Group, Inc.
                              Commission File No.: 001-13135




NEWS                               [AIG LOGO] American International Group, Inc.
                                               70 Pine Street New York, NY 10270


Contact:  Joe Norton (News Media)
          Director of Public Relations
          212/770-3144

          Charlene Hamrah (Investment Community)
          Director of Investor Relations
          212/770-7074


                       AIG TO ACQUIRE HSB GROUP, INC. FOR

                COMMON STOCK VALUED AT APPROXIMATELY $1.2 BILLION


NEW YORK and HARTFORD, August 18, 2000 - American International Group, Inc. (NYSE: AIG) and HSB Group, Inc. (NYSE: HSB) have announced that they have entered into a definitive agreement whereby AIG will acquire 100 percent of the outstanding stock of HSB Group, Inc. HSB stockholders will receive AIG common stock (or in certain circumstances at the option of AIG, AIG common stock and cash) with a value equal to $41.00 for each share of HSB common stock. The total value for the transaction is approximately $1.2 billion.

         The transaction has been approved by the Boards of Directors of both companies, and is subject to various regulatory approvals, as well as the approval of HSB stockholders. The parties expect that the transaction will be able to close later this year or early next year. In connection with the agreement, HSB has issued to AIG an option to purchase up to 19.9 percent of its common stock under certain conditions.

         The transaction will be treated as a purchase for accounting purposes. It is anticipated that the transaction will qualify as a tax-free reorganization for federal income tax purposes.

         Commenting on the agreement, AIG Chairman M. R. Greenberg said, "We are very pleased to have reached this agreement to acquire HSB Group, a fine organization that, through its subsidiary, Hartford Steam Boiler Inspection and Insurance Company, provides specialty insurance coverages that complement AIG's insurance products. Hartford Steam Boiler is the largest insurance company in the United States providing these specialty property coverages and has, over the years, produced excellent underwriting results with an outstanding reputation for product and service quality. Hartford Steam Boiler will operate as a stand-alone company with its management team remaining in place.

         "As part of AIG, Hartford Steam Boiler will be able to take advantage of AIG's relationships and global network to build its business of specialized insurance and inspection services. Overseas, AIG should be able to open significant new opportunities for Hartford Steam Boiler. It is anticipated that it will be slightly accretive to the earnings of AIG in 2001. We look forward to working with HSB's management team in the future," said Mr. Greenberg.

         "Our affiliation with AIG provides significant opportunities for HSB's people and businesses. This transaction permits HSB to leverage the enormous financial strength, market position and international reach of AIG," said Richard H. Booth, HSB Chairman, President and Chief Executive Officer.

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AIG TO ACQUIRE HSB GROUP, INC.
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August 18, 2000

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         AIG is the leading U.S.-based international insurance and financial services organization and the largest underwriter of commercial and industrial insurance in the United States. Its member companies write a wide range of commercial and personal insurance products through a variety of distribution channels in approximately 130 countries and jurisdictions throughout the world. AIG's global businesses also include financial services and asset management, including aircraft leasing, financial products, trading and market making, consumer finance, institutional, retail and direct investment fund asset management, real estate investment management, and retirement savings products. American International Group, Inc.'s common stock is listed on the New York Stock Exchange, as well as the stock exchanges in London, Paris, Switzerland and Tokyo.

         HSB Group, Inc., the parent company of The Hartford Steam Boiler Inspection and Insurance Company, is a global provider of specialty insurance products, engineering services, and management consulting. The Hartford Steam Boiler Inspection and Insurance Company was founded in 1866 to provide loss prevention service and insurance to businesses, industries and institutions. For more information about HSB, visit its web site at www.hsb.com.

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CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

         This press release contains forward-looking statements. These forward-looking statements are found in various places throughout this press release and include, without limitation, statements concerning the financial conditions, results of operations and businesses of AIG and HSB and, assuming the consummation of the acquisition, the consolidation of HSB into AIG, as well as the expected timing and benefits of the acquisition. While these forward-looking statements represent our judgments and future expectations concerning the development of our business and the timing and benefits of the acquisition, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, those listed in AIG's 1999 Annual Report on Form 10-K and HSB's 1999 Annual Report on Form 10-K, as well as the failure of the HSB stockholders to approve the transaction; the risk that the HSB business will not be successfully integrated into AIG; the costs related to the transaction; the inability to obtain or meet conditions imposed for governmental approvals for the transaction; the risk that anticipated synergies will not be obtained or not obtained within the time anticipated; and other key factors that we have indicated could adversely affect our businesses and financial performance contained in our past and future filings and reports, including those with the United States Securities and Exchange Commission (the "SEC").

         More detailed information about those factors is set forth in filings made by AIG and HSB with the SEC. Neither AIG nor HSB is under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.



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AIG TO ACQUIRE HSB GROUP, INC.
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August 18, 2000

FURTHER INFORMATION ABOUT PROXY MATERIALS

         AIG and HSB will be filing a proxy statement/prospectus and other relevant documents concerning the acquisition with the SEC. WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by AIG will be available free of charge from AIG, 70 Pine Street, New York, New York 10270, Attention: Director of Investor Relations. Documents filed with the SEC by HSB will be available free of charge from HSB, One State Street, P. O. Box 5024, Hartford, Connecticut 06102, Attention: James C. Rowan, Jr.

         HSB and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the security holders of HSB in favor of the acquisition. The directors and executive officers of HSB include the following: R.H. Booth, S.L. Basch, M.L. Downs, J.J. Kelley, W.A. Kerr, N. Mercier, R.K. Price, W. Stockdale, R.C. Walker, W.B. Ellis, E.J. Ferland, H.H. Fore, C.G. Campbell, S.W. Leathes, J.B. Alvord, R.G. Dooley and L.D. Rice. Collectively, as of March 10, 2000, the directors and executive officers of HSB may be deemed to beneficially own approximately 5.5% of the outstanding shares of HSB common stock. Security holders of HSB may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

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